November 20, 2009
Via Edgar Transmission and Via FedEx

Ms. Yolanda Crittendon
Mr. Wilson K. Lee
Duc Dang, Esq.
Tom Kluck, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3010
Washington, D.C. 20509

Re:	Grubb & Ellis Company (the “Company”) Form 10-K/A for the year ended December 31, 2008 (“Form 10-K/A”); Form 10-Q for the periods ended March 31, 2009 and June 30, 2009; File No. 001-08122

Ladies and Gentlemen:

This letter is being filed on behalf of the Company with the United States Securities and Exchange Commission (the “Commission”) in response to the letter of comment from the staff of the Commission (the “Staff”) dated November 12, 2009. Unless otherwise set forth herein to the contrary, all capitalized terms in this letter shall have the same meaning as ascribed to them in the Form 10-K/A.

Filed herewith is Amendment No. 2 to Form 10-K/A for the year ended December 31, 2008 (“Amendment No. 2”). In addition, set forth below are the Company’s responses to the Staff’s letter of comment of November 12, 2009. For your convenience, we have reproduced the Staff’s comments in full below, and each of the Staff’s comments is followed by the Company’s response. Please note that the page numbers in the responses below correspond to the pages in Amendment No. 2.

Finally, for your convenience, we have arranged for black-lined copies of Amendment No. 2 to be hand delivered to the Staff so as to facilitate the Staff’s review of Amendment No. 2.

Yolanda Crittendon
Wilson K. Lee
United States Securities and Exchange Commission
November 20, 2009

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. We note your response to comment 4 that you are engaging in efforts to further the recapitalization plan and are negotiating with potential investors. Please revise to tell us the financial terms of the recapitalization plan that would satisfy the condition to the Third Amendment to your credit agreement.

Please be advised that on November 6, 2009 the Company effected the recapitalization plan upon the closing of a $90,000,000 preferred equity offering. In doing so, the Company paid off its credit facility, in full, at an agreed reduced principal amount equal to approximately 65% of the principal amount outstanding under the facility. The Company has previously disclosed the $90,000,000 financing and the repayment of the credit facility in the following public filings: (i) Current Report on Form 8-K filed on October 26, 2009 (which includes as an Exhibit the press release issued on October 23, 2009, announcing the entering into of the preferred equity offering); (ii) Current Report on Form 8-K filed on November 12, 2009 (which includes as an Exhibit the press release issued on November 6, 2009, announcing the closing of the preferred equity offering); and (iii) the Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed on November 13, 2009. In addition, in its Current Report on Form 8-K filed on October 2, 2009, the Company disclosed, among other things, that in amending its credit facility as of September 30, 2009, the Company received the one-time right, until November 30, 2009, to prepay its credit facility in full for a reduced principal amount equal to 65% of the aggregate principal amount of the facility then outstanding.

2. We note your response to comment 23 that you believe the omitted exhibits and schedules, which are all of the exhibits and schedules to exhibits 10.61 and 10.62, filed on May 27, 2009, with your original 10-K for 2007, are not material or should be afforded confidential treatment. Please refer to Item 601(b)(10) and tell us your basis for omitting all the exhibits and schedules based on materiality. Further, we note that you have not requested confidential treatment for the omitted information. Please advise.

Please be advised that the credit facility to which these exhibits and schedules were annexed, as noted in response to the Staff’s Comment No. 1 above, was paid off in full on November 6, 2009. Accordingly, the Company respectfully submits that the filing of these schedules and exhibits is not necessary, as it is no longer material to stockholders.

3. We note your attorney has acknowledged the following on your behalf. However, this acknowledgement must be provided by the company directly. Please provide in writing a statement acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Filed supplementally herewith as Supplemental Response No. 1 is a certificate from the Chief Financial Officer of the Company acknowledging that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yolanda Crittendon
Wilson K. Lee
United States Securities and Exchange Commission
November 20, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Critical Accounting Policies, page 39

Revenue Recognition, page 39

4. We have read and considered your response to comment five. Clarify to whether you plan to expand your disclosure in future filings to state that your maximum exposure to loss is equal to the original amount of the investment.

Please be advised that the Company plans to expand this disclosure in future filings to state that maximum exposure to loss is equal to the original amount of the investment.

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm, page 64

5. We note your response to comment nine and await for the amendment to the company’s Form 10-K.

Filed along with this correspondence is Amendment No. 2 which contains the audit report of PKF, certified public accountants.

Item 9A.  Controls and Procedures

Material Weaknesses in Internal Control Over Financial Reporting, pages 126 — 127

6. We note in response to comments 16 through 18 you have provided proposed disclosure in a supplemental response to your letter dated September 3, 2009. Please file this supplemental response as correspondence within EDGAR.

Please be advised that the disclosure of material weaknesses in internal control over financial reporting has been revised in accordance with the disclosure that was supplementally provided to the Staff with respect to the Staff’s prior Comments 16, 17 and 18 and such revised disclosure is now set forth on pages 127-129 of Amendment No. 2.

7. We have read and considered your response to comment 17. Please disclose who identified the material weaknesses and when the material weaknesses first began.

Please be advised that language has been added to page 128 of Amendment No. 2 disclosing that the material weaknesses were identified by management of the Company in December of 2008, and that they first began with respect to that portion of the Company’s business that was previously NNN Realty Advisors prior to the merger in December 2007 of NNN Realty Advisors with Grubb & Ellis Company.

Report of Independent Registered Public Accounting Firm, page 129

8. We have read and considered your response to comment 19. It still continues to remain unclear of how the report language that identifies the material weaknesses in the fifth paragraph conforms exactly to the language outlined in paragraph .88 of PCAOB Auditing Standard No. 5. Specifically, we note your report language did not identify the financial statements that were audited, make reference to the standards of the Public Company Accounting Oversight Board (United States) and the nature of the opinion expressed. Please clarify or revise accordingly.

Please be advised that filed with Amendment No. 2 is a revised auditors opinion intended to address the concerns raised by the Staff in this Comment No. 8.

Yolanda Crittendon
Wilson K. Lee
United States Securities and Exchange Commission
November 20, 2009

FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2009 AND JUNE 30, 2009

Item 4 —	Controls and Procedures

9. We have considered your response to comment 24. Although the company is unable to determine whether the actions it put in place remediated the material weaknesses, the company still must comply with the requirements of Item 103 of Regulation S-K in concluding on the effectiveness of the company’s disclosure controls and procedures. Given that material weaknesses existed and you are unable to determine whether such weaknesses have been remediated, it would appear that your disclosure controls and procedures were ineffective for the quarters ended March 31, 2009 and June 30, 2009. Please clarify or amend accordingly.

Please be advised that the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009 contains language that is intended to address the Staff’s concern in this Comment No. 9. In addition, the Company’s Quarterly Reports for March 31, 2009 and June 30, 2009 have been amended accordingly and were re-filed yesterday, November 19th. In addition, the Company also re-filed yesterday its Quarterly Report on Form 10-Q for the period ended September 30, 2009 (i) correcting a typographical error in Part I, Item 4 with respect to the date of management’s date of evaluation of disclosure controls and procedures to reflect September 30, 2009 and (ii) correcting a typographical error in Part I, Item 2 to reflect the amount of properties acquired on behalf of sponsored programs during the three months ended September 30, 2008 as $209.9 million.

Should you have any questions concerning the foregoing or should you require documentation or information, please do not hesitate to contact me at 212-223-6700.

Very truly yours,

/s/  Clifford A. Brandeis

Clifford A. Brandeis

CAB/ck

CERTIFICATE OF CHIEF FINANCIAL OFFICER
OF GRUBB & ELLIS COMPANY

The undersigned, Richard W. Pehlke, Chief Financial Officer and Executive Vice President of Grubb & Ellis Company (the “Company”), in response to the letter of comment dated November 12, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the United States Securities and Exchange Commission hereby acknowledges, on behalf of the Company, that:

(i) The Company is responsible for the adequacy and accuracy of the disclosure in the filing that is the subject of the Comment Letter;

(ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking action with respect to such filing; and

(iii) The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, this acknowledgement has been executed as of the 20th day of November, 2009.

GRUBB & ELLIS COMPANY

By:	/s/ Richard W. Pehlke
Richard W. Pehlke
Chief Financial Officer and
Executive Vice President